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                             June 30, 2021

       R. Lee Phegley, Jr.
       Chief Financial Officer
       Invesco Mortgage Capital Inc.
       1555 Peachtree Street. N.E.,
       Suite 1800
       Atlanta, Georgia 30309

                                                        Re: Invesco Mortgage
Capital Inc.
                                                            Form 10-K for
fiscal year ended December 31, 2020
                                                            Filed February 22,
2021
                                                            File No. 001-34385

       Dear Mr. Phegley:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K filed February 22, 2021

       Non-GAAP financial measures, page 43

   1. Reference is made to your use of core earnings in the past and resumption within the first quarter of 2021.
Included in your calculation of core earnings are adjustments for certain realized and unrealized
gains and losses. In light of these adjustments, please tell us how you determined it was
appropriate to title this measure as core earnings. Further, our understanding is that
this measure is commonly used by mortgage REITs as an indicator of dividend paying
ability. Please tell us if this measure is used by your management as an indicator of your
dividend paying ability. If so, please revise your filing to disclose that purpose.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 R. Lee Phegley, Jr.
Invesco Mortgage Capital Inc.
June 30, 2021
Page 2

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have any questions.



FirstName LastNameR. Lee Phegley, Jr.                  Sincerely,
Comapany NameInvesco Mortgage Capital Inc.
                                                       Division of Corporation
Finance
June 30, 2021 Page 2                                   Office of Real Estate &
Construction
FirstName LastName